U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

   Symbol Technologies, Inc.
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   (Last)                            (First)              (Middle)

   One Symbol Plaza
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                                    (Street)

   Holtsville                          NY                  11742
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     8/12/02
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     11-2308681
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     @pos.com, Inc. (OTCBB: epos)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

$3,500,000 Amended and   At any    12/31/02        Common Stock,          10,612,507    See conversion    D
Restated Convertible     time                      par value                            formula(2)
Promissory Note made                               $0.001 per share
by @pos.com, Inc. and
Crossvue, Inc.
in favor of Symbol
Technologies, Inc.
(the "Note")(1)


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

(1) As of August 12, 2002, @pos.com, Inc. (the "Company") owed $1,959,589.07 in outstanding principal and interest under the Note, convertible on such date into 8,709,321 shares of Common Stock. As of the date hereof, the Company owed $2,200,841.80 in outstanding principal and interest under the Note, convertible on such date into 10,612,507 shares of Common Stock.

(2) The Note is convertible into such number of shares of Common Stock as is equal to the product of (A) a fraction, the numerator of which is the then-outstanding balance of the Note (including accrued and unpaid interest) and the denominator of which is $5,000,000 and (B) the number of shares of Common Stock outstanding on a fully diluted basis.

Explanation of Responses:

   On August 12, 2002, Symbol Technologies, Inc., a Delaware Corporation ("Symbol"), Symbol Acquisition Corp., a wholly owned subsidiary of Symbol, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in connection therewith, the Note was made by the Company in favor of Symbol. The Note was provided out of Symbol's working capital and permitted the Company to repay in full all of the borrowings outstanding under the Convertible Promissory Note dated June 25, 2002 held by Hand Held Products Inc. and provided additional working capital to the Company until the transactions contemplated by the Merger Agreement are to be consummated. The Company is expected to borrow additional funds and thereby increase the outstanding principal amount under the Note from time to time.

   Pursuant to the Merger Agreement, on August 19, 2002, Symbol Acquisition Corp. commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Common Stock at a purchase price of $0.46 per share, net to the seller in cash. The tender offer, unless extended, is scheduled to expire at 12:00 midnight on September 16, 2002. Subject to the terms and conditions set forth in the Merger Agreement, following the consummation of the Offer, Symbol Acquisition Corp. shall be merged with and into the Company, with the Company continuing as the surviving corporation in such merger.



       /s/ Leonard Goldner                                  September 9, 2002
---------------------------------------------           -----------------------
Name:  Leonard Goldner                                          Date
Title: Executive Vice President and
       General Ccounsel
   **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print or Type Responses)

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